FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: November 13, 2006	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP PROVIDES UPDATE ON GLAMIS SHARE EXCHANGE

VANCOUVER, BRITISH COLUMBIA, November 13, 2006 - GOLDCORP INC. today announced that, pursuant to its previously announced acquisition of Glamis Gold Ltd. which was effective on November 4, 2006, each Glamis share has been exchanged for 1.69 shares of Goldcorp and Cdn.$0.0001 in cash. The procedures for former registered and non-registered Glamis shareholders to receive certificates representing their Goldcorp shares are described below.

Registered Glamis Shareholders

A letter of transmittal was mailed to all former registered Glamis shareholders on November 6, 2006. To receive certificates representing their Goldcorp shares, registered shareholders must submit their Glamis share certificates, together with completed letters of transmittal, to Goldcorp's transfer agent, CIBC Mellon Trust Company.

The share exchange process can take up to 10 days (taking into account mailing time) from the time registered shareholders have sent Glamis share certificates and completed letters of transmittal to CIBC Mellon.

Registered Glamis shareholders who have not received letters of transmittal should contact CIBC Mellon at (416) 643-5500 (Toronto only) or toll free at 1-800-387-0825. A copy of the letter of transmittal is also available on Goldcorp’s website at www.goldcorp.com.

Non-Registered Glamis Shareholders

Former non-registered Glamis shareholders are not required to submit a letter of transmittal to receive Goldcorp shares. For non-registered shareholders, The Canadian Depository for Securities Limited (CDS) in Canada and the Depository Trust Company (DTC) in the United States submit the Glamis share certificates and positions on behalf of the brokers and other intermediaries who hold the former non-registered Glamis shareholders’ Glamis shares to Goldcorp's transfer agent, CIBC Mellon. CIBC Mellon will then issue Goldcorp share certificates to CDS and DTC. Once the depositories have received the Goldcorp share certificates, Goldcorp share positions will be shown in the book-based system.

Former non-registered Glamis shareholders should contact their broker or other intermediary with any questions on the status of their Goldcorp shares in their brokerage accounts.

Section 85 Tax Election

Former registered Glamis shareholders who intend to make an election under section 85 of the Income Tax Act (Canada), in order for the exchange of their Glamis shares for Goldcorp shares to be treated on a tax deferred basis for Canadian income tax purposes, should indicate that intention in the space provided in the letter of transmittal. If so indicated, these former registered Glamis shareholders will be sent a tax election package including the necessary election forms.

A letter describing the tax election process for former non-registered Glamis shareholders will be sent shortly to CDS and DTC for distribution to brokers and other intermediaries. Brokers and other intermediaries should provide the information to former non-registered Glamis shareholders who wish to have their exchange of Glamis shares for Goldcorp shares treated on a tax deferred basis for Canadian income tax purposes. Former non-registered Glamis shareholders should contact their broker or other intermediary to receive the tax election package and necessary election forms.

Dividend Entitlement

Former Glamis shareholders, whether registered or non-registered, who have not completed the exchange of their shares are entitled to receive dividends payable in respect of Goldcorp shares held on dividend record dates after November 4, 2006, including the dividend payable to Goldcorp shareholders of record on November 17, 2006. Former Glamis shareholders will receive dividend cheques upon completion of the share exchange process.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas and Australia.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Melanie Pilon
Director, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: (604) 696-3024
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com